UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Non-Reliance on Previously Issued Financial Statements

On August 11, 2022, the Audit Committee of the Board of Directors (the “Audit Committee”) of IHS Holding Limited (the “Company”), in consultation with the Company’s management (“management”), concluded that (i) the Company’s previously issued audited consolidated financial statements as of and for the period ended December 31, 2021 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2021 (the “2021 Financial Statements”) and (ii) the Company’s unaudited consolidated statements as of and for the period ended March 31, 2022 furnished to the Securities and Exchange Commission on May 17, 2022 (the “First Quarter 2022 Financial Statements”), should no longer be relied upon because the Company has concluded that an error had occurred in the provisional business combination accounting for the Company’s November 2021 acquisition of a 51% controlling interest in Fiberco Soluções de Infraestrutura S.A. (the “I-Systems Acquisition”).

Similarly, any press releases, earnings releases, and investor communications describing the Company’s financial performance for the above referenced periods should no longer be relied upon.

The adjustments required to 2021 Financial Statements to correct this error will:

a)

update the Statement of Financial Position for fiscal year 2021 to correct (i) a $31.9 million overstatement in “Goodwill,” (ii) a $30.7 million understatement in “Non-controlling interest,” and (iii) a $62.6 million overstatement in “Other Reserves;”

b)

update the Consolidated Statement of Loss and Other Comprehensive Income for fiscal year 2021 to correct a $63.5 million overstatement in “Other comprehensive income – Exchange differences on translation of foreign operations” as a result of the entries in section 1(a) above and including a foreign exchange movement on the Non-controlling interest of $0.9 million; and

c)	update the Consolidated Statement of Changes in Equity for the understatement in “Non-controlling interest,” and overstatement in “Other Reserves,” described above.

This restatement has no impact on previously reported Revenue, Operating Profit, Loss for the Year, Adjusted EBITDA, Cash from Operations, or Recurring Levered Free Cash Flow, nor does this correction affect the Company’s underlying business operations.

The Company intends to release the restated consolidated financial statements for December 31, 2021, through an amended Annual Report on Form 20-F/A on or before August 16, 2022. The Company will also release restated unaudited consolidated statements as of and for the period ended March 31, 2022 as soon as practicable thereafter updating, as relevant, the same items described above.

The Audit Committee has discussed the matters described above with management and PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm.

Cautionary statement regarding forward-looking Information

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, including our plans to file a Form 20-F/A and restated unaudited consolidated statements as of and for the period ended March 31, 2022 and the anticipated adjustments to correct the errors described above. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: non-performance under or termination, non-renewal or material modification of our customer agreements; volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices; a reduction in the creditworthiness and financial strength of our customers; the business, legal and political risks in the countries in which we operate; general macroeconomic conditions in the countries in which we operate; changes to existing or new tax laws, rates or fees; foreign exchange risks and/or ability to access U.S. Dollars in our markets; regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current situation between Russia and Ukraine; our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our anticipated fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives including plans to reduce diesel consumption; reliance on third-party contractors or suppliers, including failure or underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, due to supply chain issues or other reasons; increases in operating expenses, including increased costs for diesel; failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets; loss of customers; changes to the network deployment plans of mobile operators in the countries in which we operate; a reduction in demand for our services; the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals; an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals; our failure to integrate recent or future acquisitions; reliance on our senior management team and/or key employees; failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations; environmental liability; inadequate insurance coverage, property loss and unforeseen business interruption; compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations; fluctuations in global prices for diesel or other materials; disruptions in our supply of diesel or other materials; legal and arbitration proceedings; reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks; risks related to the markets in which we operate; injury, illness or death of employees, contractors or third parties arising from health and safety incidents; loss or damage of assets due to security issues or civil commotion; loss or damage resulting from attacks on any information technology system or software; loss or damage of assets due to extreme weather events whether or not due to climate change; failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act; risks related to our status as a foreign private issuer; and the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021. The forward-looking statements in this document are based upon information available to us as of the date of this document, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this document and the documents that we reference with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: August 16, 2022	By:	/s/ Steve Howden
Steve Howden
Chief Financial Officer